Exhibit 99.1

JINXUAN COKING COAL LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(Amounts in US$, except shares)

As of June 30, 2018
ASSETS
Current assets
Cash and cash equivalents	$2,193,660
Accounts receivable	395,478
Other receivables	817,690
Prepayments and other current assets	29,217
Inventories	2,248,643
Total Current Assets	5,684,688
Non-current assets
Property and equipment, net	332,168
Total Assets	$6,016,856

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$2,385,225
Advance from customer	78,482
Other payable and accrued expenses	491,798
Loan from third parties	2,342,334
Income taxes payable	56,556
Amount due to related parties	422,901
Total Current Liabilities	$5,777,296

Commitments
Shareholders’ equity
Common Stock (0.001 par value, 100,000,000 shares authorized, 13,333,334 shares issued and outstanding as of June 30, 2018 and December 31, 2017, respectively)	13,333
Additional paid-in capital	783,207
Statutory reserve	74,956
Retained earnings	(598,269)
Accumulated other comprehensive loss	(33,667)
Total Shareholders’ Equity	239,560
Total Liabilities and Shareholders’ Equity	$6,016,856

 JINXUAN COKING COAL LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATION AND COMPREHENSIVE LOSS

(Amounts in US$, except shares)

Six Months Ended June 30, 2018
Revenue
- Product sales to third parties	$432,543
- Agent fee from third parties	19,274
Total revenue	451,817

Cost of revenue
- Product sales to third parties	405,154
Total cost of revenue	405,154
Gross profit	46,663

Operating expenses
Selling and marketing expenses	62,111
General and administrative expenses	421,610
Total operating expenses	483,721
Loss from operations	(437,058)

Other income (expenses)
Interest income	1,034
Interest expense	(78,213)
Other income	16
Other expenses	-
Total other expenses net	(77,163)

Loss before income tax	(514,221)
Income tax expenses/(benefit)	-
Net loss	$(514,221)
Other comprehensive gain
Foreign currency translation gain	7,355
Comprehensive loss	$(506,866)

Weighted average number of shares, basic and diluted	13,333,334
Basic and diluted loss per share	$(0.039)